Dehaier Medical Announces 2013 Full Year Financial Results

Company to Conduct Conference Call at 9:00 p.m. on March 31, 2014

BEIJING, March. 31, 2014 — Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier" or the "Company"), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products in China, today announced its 2013 Full Year financial results ended December 31, 2013.

Mr. Ping Chen, Chief Executive Officer of Dehaier Medical, stated, “2013 was a year of strategic restructure of our business focuses and product offerings. We have maintained our growth in major government healthcare procurement business, gained more name recognition and market exposure through aggressive marketing efforts, broadened our intellectual property portfolio by obtaining more patents and CFDA approval, and launched numerous new products for sleep respiratory segment. At the same time, as part of our continuous efforts of building strategic partnership with leading global medical equipment providers, we have become the exclusive after-sales service agent for HEYER Medical AG and signed a strategic cooperation agreement with WideMed to become its exclusive partner in China. ”

Mr. Ping Chen continued, “In 2013, the company reduced our efforts in traditional medical equipment business, and invested more resources in the business of sleep respiratory. As we strongly believe in the tremendous growth potential of sleep respiratory market in China, the management has been focusing on laying solid foundation of this business which shall take off in coming years. In 2014, we will devote much of our efforts to the burgeoning sleep respiratory markets, and expect this will deliver more diverse and robust revenue stream to the Company. ”

Operation Highlights for Fiscal Year 2013

Major Government Procurement Contracts Won in China:

●	In January 2013, the Company won a medical equipment procurement bid to provide Phillips Color Doppler Ultrasound machines to county hospitals and clinics in Guizhou Province.

●	In February 2013, the Company cooperated with Mindray in a procurement bid to sell 79 units of Mindray's M7 color Doppler ultrasound machines.

●	In September 2013, the Company won large-scale medical equipment procurement bid valued at approximately $600,000 (RMB 3.7 million). The procurement agreement is with Beijing Kanglian Medicine Company and is part of the Rural Medical and Healthcare Infrastructure Project of China Development Bank ("CDB"), one of China's three national policy banks. Under this bid, the Company offers high-quality Color Doppler Ultrasound machines and monitors to county hospitals and clinics in rural areas of Guizhou and Hebei provinces.

●	In November 2013, the Company won a large-scale medical equipment procurement bid valued at approximately $918,000 (RMB 5.6 million). Signed with Beijing Kanglian Medicine Company, this procurement agreement is part of the CDB’s Rural Medical and Healthcare Infrastructure Project in Hebei and Hunan provinces.

●	In December 2013, the Company won a medical equipment procurement bid valued at approximately $600,000 (RMB 3.7 million). Under the bid, Dehaier will provide Cardiac Color Doppler Ultrasonic Diagnostic Apparatus to rural hospitals and clinics in Shanxi province under China's New Rural Infrastructure Project. The Project is supported by the CDB.

Marketing Activities

●	In July 2013, the Company presented at 2013 China Sleep Medicine Congress with its newly developed Morpheus Ox System in Wuxi city, Jiangsu Province.

●	In September 2013, the Company presented at 2013 Annual Congress of Chinese Thoracic Society with its Morpheus Ox System in Dalian, Shandong Province.

●	In November 2013, the Company participated in the MEDICA 2013 International Trade Fair in Dusseldorf, Germany.

●	In December 2013, the Company participated in Zdravookhraneniye'2013 Health Care Exhibition in Moscow.

●	In December 2013, the Company attended Sleep Apnea Seminar in Qingdao on December 21, 2013. Dehaier displayed and demonstrated the Sleep Respiratory Diagnosis System to the audiences.

New Products and R&D Development

●	In August 2013, the Company established a powerful server in Beijing for its Morpheus Ox software, which currently enables hundreds of hospitals to upload sleep study data through remote and wireless access and simultaneously generates sleep diagnosis reports for patients.

●	In November 2013, the Company completed research and development for its new DHR-998 sleep diagnostics device. The new device is a technological upgrade based on the original high efficiency sleep diagnostic and monitoring product. The device, which features an enhanced and more user-friendly operating system, analyzes user respiratory quality more accurately across five testing variables, PPG (plethysmograph), oxygen saturation, heart rate, snoring and body position.

●	In Jan 2014, the Company received approval for its second generation DHR998 Sleep Diagnostic Device from the Chinese State Food and Drug Administration (CFDA). Dehaier has now formed a comprehensive line of products to address the market demands of sleep diagnosis, sleep apnea treatment and CPAP treatment evaluation.

Major Business Partnerships

●	In April 2013, the Company became the exclusive after-sales service agent of HEYER Medical AG in China mainland. The agreement appointed Dehaier as exclusive after-sales service agent of Heyer Medical AG ("Heyer") for its anesthesia machine and ultrasound nebulizer products.

●	In May 2013, the Company signed a strategic cooperation agreement with WideMed to become WideMed's exclusive partner in China to market the Morpheus Ox System, a cost-effective, portable home sleep diagnostic and monitoring solution which enables to diagnose sleep disorders using a standard oximeter recording plethysmograph signal.

●	In October 2013, the Company visited Israel to meet with high-tech medical equipment companies and pursue further discussions with its long-term partner, WideMed Ltd., to broaden cooperation opportunities.

Recent Capital Raising

●	On February 21, 2014, we and certain institutional investors entered into a securities purchase agreement in connection with an offering (the “Offering”), pursuant to which we agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price was $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The Offering closed on February 26, 2014, and the aggregate gross proceeds from the sale of the common shares, before deducting fees to the placement agent and other estimated offering expenses payable by us was approximately $6.7 million. This amount does not include any proceeds from warrant exercises. This new capital raise will provide us sufficient working capital to execute our growth strategy in 2014.

Financial Results for Fiscal Year 2013

Revenues

Our total revenues are derived from our medical devices and our sleep respiratory and oxygen homecare products and services. In 2013, our total revenues decreased by 21.11% mainly due to the influence of increasingly challenging markets and new competitors. Along with the development of the Company's business shifting strategy, the Company invested more resources in the research and development of sleep respiratory business, and adjusted the sales strategy of traditional medical devices business.

Gross Profit

Our gross profit decreased from $8.12 million in 2012 to $6.41 million in 2013, but our gross margin increased from 37.98% in 2012 to 38.03% in 2013. The trends of gross margin reflect our business shifting strategy and market strategy that we focused on higher margin products sales to face the more intense competition in medical device market. Management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin.

Income from Operations

As a result of the foregoing, we generated an operating income of approximately $3.51 million in 2013, compared to approximately $4.39 million in 2012. Operating income decreased by 20.11% mainly due to the decrease of revenue.

Net Income

As a result of the foregoing, we had net income of approximately $2.00 million in 2013, compared to approximately $3.22 million in 2012. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $2.00 million and $3.21 million in 2013 and 2012, respectively.

Liquidity and Capital Resources

As of December 31, 2013, we had $2,592,945 in cash and cash equivalents. We believe that our currently available working capital of $32,619,067, along with $6.1 million net proceed from our recent capital raising, can meet our anticipated cash needs and sustain our current operations for at least 12 months.

Outlook for 2014

Looking ahead to 2014, the company will carry through its growth strategy of becoming a leading player in sleep respiratory products and services in China. We expect the sleep respiratory business will generate robust revenue and become the highlight growth for us in 2014.

Conference Call and Webcast

Company management will host a conference call for investors at 9:00 p.m. EDT. Monday March 31, 2014.

Interested parties may access the call by dialing:
Live Participant Dial In (From China):	+86-10-59321988
Live Participant Dial In (From USA):	+1-888-710-9688
Code:	71943898

For those unable to participate, the call will be available as a live, listen-only webcast on the Company's website at http://www.dehaier.com.cn and http://www.media-server.com/m/p/p8trmir9.

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including respiratory and oxygen homecare medical products. The company develops and assembles its own branded medical devices and homecare medical products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany), and Timesco (UK). Dehaier's technology is based on six patents, ten software copyrights and proprietary technology. More information may be found at http://www.dehaier.com.cn

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Dehaier Medical Systems Limited

+86 10-5166-0080

Surie Liu (lius@dehaier.com.cn)

Tina He (hexw@dehaier.com.cn)

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended
	December 31,
	2013	2012	2011
	US$	US$	US$
Revenue	16,858,178	21,370,325	21,639,283

Costs of revenue	(10,447,612)	(13,254,587)	(13,696,743)

Gross profit	6,410,566	8,115,738	7,942,540

Service income	309,060	300,338	281,656
Service expenses	(54,761)	(71,376)	(113,861)
General and administrative expense	(1,977,610)	(2,599,368)	(2,620,845)
Selling expense	(1,182,209)	(1,357,972)	(1,877,303)

Operating Income	3,505,046	4,387,360	3,612,187

Financial expenses (including interest expense of $159,483, $149,488 and $82,136)	(164,074)	(151,720)	(86,712)
Other income	5,033	23,872	34,965
Other expense	-	(173)	(232)
Loss on disposal of equipment and intangible assets	(473,709)	-	-
Change in fair value of warrants liability	(346,691)	(180,192)	221,640

Income before provision for income tax and non-controlling interest	2,525,605	4,079,147	3,781,848

Provision for income tax	(522,279)	(862,795)	(656,297)

Net income	2,003,326	3,216,352	3,125,551

Non-Controlling interest in income	(7,705)	(10,201)	(22,431)

Net income attributable to Dehaier Medical Systems Limited	1,995,621	3,206,151	3,103,120

Net income	2,003,326	3,216,352	3,125,551

Other comprehensive income
Foreign currency translation adjustments	1,028,124	398,686	1,174,044

Comprehensive Income	3,031,450	3,615,038	4,299,595
Comprehensive income attributable to the non-controlling interest	(52,960)	(27,173)	(85,442)

Comprehensive income attributable to Dehaier Medical Systems Limited	2,978,490	3,587,865	4,214,153

Earnings per share
-Basic	0.43	0.70	0.69
-Diluted	0.43	0.70	0.69

Weighted average number of common shares used in computation
-Basic	4,625,195	4,578,151	4,514,329
-Diluted	4,676,127	4,601,907	4,514,329

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,592,945	3,505,330
Accounts receivable-less allowance for doubtful accounts of $935,865 and $865,769	12,616,694	11,960,193
Contract Deposits	2,373,651	3,027,616
Other receivables-less allowance for doubtful accounts of $598,747 and $598,747	756,205	556,635
Advances to Suppliers	7,077,275	4,470,756
Prepayment and other current assets	5,597,984	4,069,975
Inventories, net	4,914,083	4,654,827
Tax receivable	372,935	328,208
Deferred tax asset	125,676	119,437
Total Current Assets	36,427,448	32,692,977

Property and equipment, net	3,164,065	2,895,523
Intangible assets, net	2,616,349	2,694,439
Total Assets	42,207,862	38,282,939

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,477,715	2,407,200
Accounts payable	86,804	37,640
Advances from customers	317,947	248,940
Accrued expenses and other current liabilities	494,574	406,452
Taxes payable	82,750	401,574
Warranty obligation	348,591	338,671
Total Current Liabilities	3,808,381	3,840,477

OTHER LIABILITIES
Warrants liability	720,857	374,166
Total Liabilities	4,529,238	4,214,643

Commitments and Contingency
Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized , 4,668,000 and 4,620,000 shares issued and outstanding at December 31, 2013 and 2012, respectively	12,749	12,618
Additional paid in capital	13,752,187	13,500,847
Retained earnings	18,143,344	16,147,723
Accumulated other comprehensive income	3,950,071	2,967,202
Total Dehaier Medical Systems Limited shareholders' equity	35,858,351	32,628,390
Non-controlling interest	1,820,273	1,439,906
Total equity	37,678,624	34,068,296
Total liabilities and equity	42,207,862	38,282,939

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2013	2012	2011
	US$	US$	US$
Cash flows from operating activities

Net income	2,003,326	3,216,352	3,125,551
Adjustments to reconcile net income to net cash(used in) provided by operating activities
Stock-based compensation expense	239,871	314,479	144,453
Depreciation and amortization	619,890	552,086	450,518
Loss on disposal of equipment	473,709	-	-
Change in fair value of warrants liability	346,691	180,192	(221,640)
Change in deferred tax assets	(2,698)	-	-
Provision (Recovery of) for doubtful accounts	44,041	(3,939)	749,280
Provision for doubtful accounts - other receivables	-	598,747	-
Provision for warranty reserve	-	-	37,303
Deferred tax benefit	-	-	(118,030)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(345,443)	344,341	(3,797,045)
Increase in prepayments and other current assets	(3,844,093)	(1,730,704)	(1,413,176)
Decrease (Increase) in other receivables	562,140	(1,617,781)	642,287
(Increase)Decrease in inventories	(120,996)	931,844	842,052
(Increase)Decrease in tax receivable	(34,569)	563,816	2,630,467
Increase in accounts payable	47,315	4,271	3,607
Increase (Decrease) in advances from customers	60,758	(56,965)	33,811
Increase in accrued expenses and other current liabilities	75,072	52,482	14,470
Decrease in taxes payable	(325,464)	(1,644,345)	(6,285,660)
Net cash used in ( provided by ) operating activities	(200,450)	1,704,876	(3,161,752)

Cash flows from investing activities
Capital expenditures and other additions	(1,130,621)	(11,054)	(153,061)
Software Copyrights	-	(2,715,453)	-
Advances to related parties	-	-	(2,358)
Net cash used in investing activities	(1,130,621)	(2,726,507)	(155,419)

Cash flows from financing activities
Proceeds from bank loan	2,503,747	2,373,145	1,542,680
Repayment of bank loan	(2,502,457)	(1,580,436)	(1,533,604)
Capital contributed by noncontrolling interest	329,576	-	-
Net cash provided by financing activities	330,866	792,709	9,076

Effect of exchange rate fluctuations on cash and cash equivalents	87,820	39,766	1,079,195

Net decrease in cash and cash equivalents	(912,385)	(189,156)	(2,228,900)

Cash and cash equivalents at beginning of year	3,505,330	3,694,486	5,923,386

Cash and cash equivalents at end of year	2,592,945	3,505,330	3,694,486

Supplemental cash flow information
Income tax paid	688,219	1,416,958	1,906,763
Interest paid	159,482	149,488	82,136
Uncollected option exercise proceeds recorded as other receivable	11,600	-	-